June 30, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AMERICAN HONDA FINANCE CORPORATION, under the Exchange Act of 1934:

- 2.850% Medium-Term Notes, Series A, due June 27, 2028
- 3.500% Medium-Term Notes, Series A, due June 27, 2031

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com